NOVA NATURAL RESOURCES CORPORATION




October 14, 2007

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7410

Attn:    Jill Davis-Branch Chief
RE: Your letter dated September 13, 2007


Dear Ms. Davis,

Below you will find the information in response to your letter dated September 13, 2007.

General
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     1.  The sequence and contents of Parts I through III and the corresponding items required by the Form 10-KSB have not been set forth as contemplated by the form.

         The sequence and contents of Parts I through III and the corresponding items required by the Form 10-KSB have now been amended and set forth as per form 10-KSB and filed as Form 10KSB/A.

Part II of Form 10-KSB
----------------------

     2. The Auditor's Report does not include the technical requirements of Rule 2- 02(a)(1),(2) or (4) of Regulation S-X. With regard to technical requirement 2-02(a)(4) of Regulation S-X, the report does not identify each of the financial statements covered by the report.

         The Auditors Report has been amended.


     3. The Auditor's Report does not identify the Public Company Accounting Oversight Board (PCAOB), as required by PCAOB Auditing Standard No. 1. AS 1 requires auditors; reports to state compliance with "the standards of the Public Company Accounting Oversight Board (United States)." In addition, AS 1 states that a reference to generally accepted auditing standards in auditors' reports is no longer appropriate or necessary.

         The Auditors Report has been amended to properly reflect (PCAOB) and elimination of generally accepted auditing standards reference.


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     4.  The financial statements do not appear to comply with the accounting and reporting guidance of FAS 7 for development state enterprises.

         The financial statements have been amended to comply with the accounting and reporting guidance of FAS 7 for development state enterprises.


     5. The adoption of FAS 123R was required to be adopted as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. As such, it is no longer acceptable to follow only the disclosure provisions of FAS 123, as disclosed on page eight.

         The footnotes have been amended to properly reflect the disclosure.


     6. The disclosures required by Item 8A of Form 10-KSB have not been provided. In this regard, the filing does not contain the information required by Items 307 and 308 of Regulation S-B.

         The Form 10-KSB has been amended to include the disclosures required by
         Item 8A, including Items 307 and 308 of Regulation S-B.

     Part III of Form 10-KSB
     -----------------------

     7. Exhibits 31.1 and 32.2 should be removed from the text of the Form 10-KSB and filed as separate exhibits.

         Exhibits 31.1 and 32.2 have been removed from the Form 10-KSB and refiled as exhibits.

     8. Exhibit 31.1 makes reference to the quarterly report on Form 10-QSB and refers to the Company as the "registrant" rather than the "small business issuer." Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certification.

         Exhibit 31.1 has been amended to this Form10-KSB/A by referring to Item 601(b)(31) of Regulation S-B and Section 302 for certification.

In connection with this response letter, the company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;


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     o   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and


     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have any questions please contact me directly.

Sincerely,




David Putnam
President




Nova Natural Resources Corporation. 2951 Simms Street, Hollywood, Florida 33020
                    Phone: 1-954-925-9502 Fax: 416-815-0044